Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine
	Months Ended
	September 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings as defined for fixed charges:
Add:
Pretax earnings from continuing operations	$38,186	$23,989	$17,812	$11,536	$9,199	$2,726
Fixed charges	12,602	6,230	2,274	2,611	2,979	3,852
Amortization of capitalized interest	13	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	555	380
Deduct
Interest capitalized	(52)	(245)	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	(1,129)	(2,820)
Minority interest in share of loss	412	357	65	—	—	—

Total earnings as defined for ratio to fixed charges:	$51,161	$30,331	$20,151	$14,147	$11,604	$4,138

Fixed Charges:
Interest expensed and capitalized and amortization of deferred debt issue costs	$12,493	$6,128	$2,197	$2,527	$1,781	$983
An estimate of interest within rental expense	109	102	77	84	69	49
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	1,129	2,820

Total Fixed Charges	$12,602	$6,230	$2,274	$2,611	$2,979	$3,852

Ratio of earnings to fixed charges	4.06	4.87	8.86	5.42	3.90	1.07